SPOKE REAL ESTATE FINANCIAL, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE PERIOD OCTOBER 15, 2019 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMEBER 31, 2020

SPOKE REAL ESTATE FINANCIAL, LLC

FOR THE PERIOD OCTOBER 15, 2019 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMEBER 31, 2020

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Supplementary Information

Other Information

Report of Independent Registered Public Accounting Firm







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70381

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/15/2019 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spoke Real Estate Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 Bryden Road
(No. and Street)

Columbus (City) OH (State) 43209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Levin 614 296 3587
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

600 Superior Avenue East, Suite 902 (Address) Cleveland (City) Oh (State) 44114 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Michael Levin___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Spoke Real Estate Financial, LLC___, as of ___December 31___, 20___20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Melissa A Garland
Notary Public
In and For the State of Ohio
My Commission Expires
~~02~~ November 2022

Notary Public

_____
Signature

___CEO___
Title

(signature: Melissa A Garland)

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Member and the Board of Directors of Spoke Real Estate Financial, LLC
Columbus, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Spoke Real Estate Financial, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the period from October 15, 2019 (commencement of operations) through December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from October 15, 2019 (commencement of operations) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission ("Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of Spoke Real Estate Financial, LLC's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2020.

Columbus, Ohio
March 1, 2021

SPOKE REAL ESTATE FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
FOR THE PERIOD OCTOBER 15, 2019 (COMMENCEMENT OF OPERATIONS)
through DECEMBER 31, 2020

ASSETS

Cash	$	104,242
Prepaid expenses		5,849
Total assets	$	110,091

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	31,025
Total liabilities		31,025
Member's equity		79,066
Total liabilities and member's equity	$	110,091

SPOKE REAL ESTATE FINANCIAL, LLC

STATEMENT OF OPERATIONS
FOR THE PERIOD OCTOBER 15, 2019 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2020

Revenues:		
Fee income	$	50,000
Total income		50,000
Expenses:		
Professional fees	$	82,893
Expense sharing expenses		9,771
Regulatory fees		6,838
Communications		1,346
Other expenses		5,666
Total expenses		106,514
Net loss	$	(56,514)

The accompanying notes are an integral part of these financial statements

SPOKE REAL ESTATE FINANCIAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD OCTOBER 15, 2019 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2020

Member's equity - October 15, 2019	$	126,319
Member contribution		9,261
Net loss		(56,514)
Member's equity - December 31, 2020	$	79,066

SPOKE REAL ESTATE FINANCIAL, LLC

STATEMENT OF CASH FLOWS
FOR THE PERIOD OCTOBER 15, 2019 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2020

Cash flows from operating activities:		
Net loss	$	(56,514)
Operating expenses paid for by member		9,261
Changes in operating assets and liabilities:		
Prepaid expenses		(1,849)
Accounts payable		28,750
Net cash used in operating activities		(20,352)
Net decrease in cash		(20,352)
Cash, beginning of membership		124,594
Cash, end of period	$	104,242
Supplemental disclosure of cash flow information:		
Operating expenses paid for by member	$	9,261

SPOKE REAL ESTATE FINANCIAL, LLC

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD OCTOBER 15, 2019 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2020

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Spoke Real Estate Financial, LLC (the "Company"), a Delaware Corporation was established on May 13, 2019 and is a wholly owned subsidiary of Spoke Real Estate Enterprises LLC (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), as of October 15, 2019.

Prior to September 30, 2020, the Company claimed an exemption from from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i) . As of September 30, 2020, The Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company); (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are, and will remain as described below.

The Company acts as a private placement agent for real estate investment syndications that are structured as direct participation programs. The Company works with investment offerings that are structured and managed by one of its affiliates, Spoke Management LLC. A separate limited liability company is formed for each investment opportunity and controlled by Spoke Management LLC. The syndications are sold pursuant to the private placement exemption under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D. All transactions are effected through a subscription document on an agency basis and funds are held in a bank escrow account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates
The preparation of financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SPOKE REAL ESTATE FINANCIAL, LLC

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD OCTOBER 15, 2019 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2020

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any. This amount is disclosed in each Private Placement Memorandum. Revenue is recognized at a point in time once the contingency is removed and the transaction is closed.

Uncertain tax positions
The Company applies the provisions of ASC 740 "Income Taxes" as they relate to uncertain tax positions. The Company was not required to recognize any amounts from uncertain tax positions as of December 31, 2020.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

3. CONCENTRATION OF CREDIT RISK

The Company's cash deposits are held by one financial institution and therefore, are subject to credit risk to the extent those balances exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

SPOKE REAL ESTATE FINANCIAL, LLC

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD OCTOBER 15, 2019 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2020

4. **RELATED PARTY TRANSACTIONS**

The Company earns all revenue from investment syndications with related party affiliates. Pursuant to an expense sharing agreement, the Company reimburses the Parent for allocated administration fees, office space, insurance and other services. These expenses were paid for by the Parent. These charges are updated periodically, and determined based on percentages of personnel time and other factors. For the year ended December 31, 2020, the Parent charged the Company $9,771 for such expenses. On December 21, 2020, the Parent made a contribution of $9,621 in order to forgive the remaining balance owed to the Parent.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 ("The Rule") of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, from October 15, 2019 (Commencement of Operations) the Company was required to maintain defined minimum net capital of the greater of $5,000 or 12 ½ % of aggregate indebtedness for the first year of operation, and 6 2/3 % of aggregate indebtedness thereafter.

At December 31, 2020, the Company had net capital, as defined, of $73,217, which exceeded the required minimum net capital of $5,000 by $68,217. Aggregate indebtedness at December 31, 2020 totaled $31,025. The Company's percentage of aggregate indebtedness to net capital was 42.37%.

6. **Covid-19**

In December 2019, a novel strain of coronavirus surfaced in Wuhan, China, and has spread around the world, with resulting business and social disruption. The virus was declared a public Health Emergency of International Concern by the World Heath Organization on January 30, 2020 and on March 11, 2020 was declared a pandemic. The operations and business results of the Company could be materially adversely impacted by local, state and national restrictions and events designed to contain the coronavirus. The magnitude of the impact is likely dependent upon the length and severity of the disruption. As of the date of these financial statements the Company's operating results were not materially adversely impacted.

SPOKE REAL ESTATE FINANCIAL, LLC

SUPPLEMENTARY INFORMATION

**FOR THE PERIOD OCTOBER 15, 2019 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2020**

SPOKE REAL ESTATE FINANCIAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE PERIOD OCTOBER 15, 2019, (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 21, 2020

SCHEDULE I:

Total member's equity	$	79,066
Deductions and/or charges:		
Prepaid expenses		5,849
Net capital	$	73,217
Computation of basic net capital requirement:		
Minimum net capital requirement, greater of 6 2/3%		
of aggregate indebtedness ($31,025)	$	2,068
Statutory minimum net capital required	$	5,000
Net capital requirement (greater of the minimum calculation or		
the statutory amount)	$	5,000
Excess net capital	$	68,217
Net capital less greater of 10% of aggregate indebtedness or 120% of		
minimum net capital	$	67,217
Computation of aggregate indebtedness:		
Accounts payable	$	31,025
Aggregate indebtedness	$	31,025
Percentage of aggregate indebtedness to net capital		42.37%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as of December 31, 2020. Accordingly, no reconciliation is necessary.

OTHER INFORMATION
FOR THE PERIOD OCTOBER 15, 2019 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31, 2020

Schedule II:
Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission:

The Company operated under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 for the period October 15, 2019 (Commencement of Operations) through September 29, 2020. For the period of September 30, 2020 through December 31, 2020 the Company did not have any requirement pursuant to Rule 15c3-3 as it operated in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

Schedule III:
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission:

The Company was subject to the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 for the period October 15, 2019 (Commencement of Operations) through September 29, 2020. For the period of September 30, 2020 through December 31, 2020 the Company did not have any requirement pursuant to Rule 15c3-3 as it operated in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff and did not maintain possession or control of any customer funds or securities at December 31, 2020.

Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements included in the accompanying Spoke Real Estate Financial, LLC Management Statement Regarding Compliance with the Exemption Provisions with SEC Rule 15C3-3, in which for the period from September 30, 2020 through December 31, 2020, (1) Spoke Real Estate Financial LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 17a-5, and (2) identified the following conditions pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5 under which the Company is eligible to file an exemption report because the Company limits its business activities to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and to the Company, and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) (the "identified conditions") for the period from September 30, 2020 through December 31, 2020 without exception, and in which for the period from October 15, 2019 through September 29, 2020, the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions for the period October 15, 2019 through September 29, 2020 without exception. Spoke Real Estate Financial, LLC's management is responsible for compliance with the identified conditions, exemption provisions, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spoke Real Estate Financial, LLC's compliance with the identified conditions and exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17 a-5 for the period from September 30, 2020 through December 31, 2020 and based on the conditions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the period from October 15, 2019 through September 29, 2020.

Crowe LLP

Crowe LLP

Cleveland, Ohio
March 1, 2021

SPOKE REAL ESTATE FINANCIAL, LLC

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH THE
EXEMPTION PROVISIONS WITH SEC RULE 15C3-3
FOR THE PERIOD OCTOBER 15, 2019 THROUGH DECEMBER 31, 2020

Spoke Real Estate Financial, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 for the period from September 30, 2020 through December 31, 2020.

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17 a-5, specifically because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) for the period from September 30, 2020 through December 31, 2020 without exception.

3. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i) and met such exemptive provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i) for the period October 15, 2019 (Commencement of Operations) through September 29, 2020 without exception.

Spoke Real Estate Financial, LLC

I, Michael Levin, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO/CCO

Dated: 3/1/21